KAYNE ANDERSON MUTUAL FUNDS
                       1800 AVENUE OF THE STARS, SUITE 200
                              LOS ANGELES, CA 90067
                                  (310)556-2721


September 28, 1998

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Re:   Kayne Anderson Mutual Funds
      CIK No. 0001018593
      Request for Withdrawal of Amendment to Registration Statement on Form N-1A File No. 333-08045, 811-07705


Ladies and Gentlemen:

Please accept this letter as our authorization to withdraw the filing made on August 14, 1998 with the accession number of 0000950147-98-000643. This filing was the Post-Effective Amendment Number 4 to the Kayne Anderson Mutual Funds (the "Funds") registration statement on Form N- 1A, pursuant to Rule 485(a) of the Securities Act of 1933. This withdrawal is being made at the request of the staff of the Securities and Exchange Commission.

Kayne Anderson Mutual Funds requests withdrawal of the Post-Effective Amendment Number 4 on Form n-1A pursuant to Rule 477(a) under the Securities Act of 1933. Please contact David Hearth, Funds' counsel, directly at (415) 835-1607 should you need any further assistance.

Very Truly Yours,

/s/ William T. Miller
William T. Miller
Treasurer


cc:      David Hearth, Esq.
         Theodore G. Bradpiece